Alliance Atlantis Communications Inc.

9th Floor, 100 University Avenue

Toronto, Ontario M5J2Y1

www.computershare.com

Security Class
CLASS A VOTING SHARES

Holder Account Number

Form of Proxy - Annual Meeting to be held on June 15, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically
(Only Available Within Canada and U.S.)

• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. • Proxy Instructions must be received by 5:00 pm, Eastern Time, on June 13, 2005.	• Go the the following web site: • Proxy Instructions must be received by 5:00 pm, Eastern Time, on June 13, 2005.

•  You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 010934	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 13, 2005

Appointment of Proxyholder

The undersigned shareholder(s) of Alliance Atlantis Communications Inc. hereby appoint Michael I.M. MacMillan, Chairman and Chief Executive Officer or failing him W. Judson Martin, Senior Executive Vice President and Chief Financial Officer

OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Alliance Atlantis Communications Inc. to be held at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada on June 15, 2005 at 10:00 AM and at any adjournment thereof.

1. Election of Directors as outlined in the Information Circular.

FOR all nominees: ☐

WITHHOLD vote for all nominees: ☐

2. Appointment of Auditors

The appointment of auditors and in authorizing the directors to fix the remuneration of the auditors                 For ☐     Withhold ☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports	Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark a box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements and you will receive the annual report.

A A C Q